Exhibit 99.1

LightInTheBox Holding Co., Ltd Announces Appointment of Robin Lu as New Chief Financial Officer, and Other Management Changes

BEIJING, China—(BUSINESS WIRE)—April 28, 2014— LightInTheBox Holding Co., Ltd. (NYSE:LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that Robin Lu has been appointed as its Chief Financial Officer effective in late May, 2014 succeeding Richard Xue, who resigned from the Company in February.

“We are very excited to have Robin join our team as Chief Financial Officer,” said Alan Guo, Chairman and CEO of LightInTheBox.  “He brings the right balance of financial and operating experience to the role and I look forward to working alongside him to build LightInTheBox into a leading cross-border commerce player”.

Mr. Lu has over eighteen years experience in strategic planning, corporate financial management, equity investment, and more than ten years experience in the telecommunication and internet industries.  He was previously the chief financial officer of A8 Digital Music Holdings Ltd, a position held since 2011 (HKSE: 0800.HK). Mr. Lu has also worked for Anaren, Inc (Nasdaq: ANEN) as a divisioncontroller, and as an executive director for Janney & Lee Investment LLC.

Mr. Lu also held various finance management positions at China Network Communication Co., Ltd. (which was acquired by China Unicom), Dell Inc. (Nasdaq: Dell) and China International Trust and Investment Corporation (currently known as CITIC Group). He is a graduate of Tsinghua University with a bachelor’s degree in Automotive Engineering and earned his Master of Business Administration degree in Operation and Finance from Ohio State University.

Mr. Lu commented, “I’ve been impressed by the Company that Alan and his team have built and am excited to be joining LightInTheBox as it invents a new model for cross-border commerce.”

The Company also announced a number of other management changes. Recently James Wang joined the company as Senior Vice President to head the Company’s global fashion platform, and Todd Li joined as Senior Vice President to lead the Company’s retail efforts in small accessories and home & garden.  Prior to LightInTheBox, James Wang worked for Ports International, a leading luxury apparel brand, as a senior executive for 24 years. Todd Li previously held senior management positions in several renowned multi-national retail companies, including Circuit City, William-Sonoma, Gymboree, and Lane Bryant.  Also effective as of May 12, 2014, one of the Company’s founding partners and Senior Vice President, Mike Liu, as well as the Chief Technology Officer, Dr. Liang Lu, will leave the Company for personal reasons.

“Mike has been instrumental in building our company since day one.  I’d like to thank him as a great founding partner and amazing journey we have walked through together over the past seven years. Dr. Lu has demonstrated great leadership in building the Company’s technology platform. We thank both of them for their great contributions to LightInTheBox and wish them all the best in their future endeavors,” said Mr. Guo.  “At the same time, we are very excited to have James and Todd join our team. Together, we are on the path to become a world-class cross-border e-commerce platform.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 27 major languages and cover more than 80% of global Internet users.

For More Information, Please Contact:

LightInTheBox Holding Co., Ltd.
Margaret Shi, Investor Relations
+86 10 5692 0099 ext 8124
ir@lightinthebox.com

OR

ICR, Inc.
Bill Zima, +1 (646) 405-4933
bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.